UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________________
FORM 11-K
_____________________________________________
Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to .
Commission file number 001-16583
_____________________________________________

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Acuity Brands, Inc. 401(k) Plan
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Acuity Inc.
1170 Peachtree Street, NE
Suite 1200
Atlanta, Georgia 30309

Acuity Inc.
Selected 401(k) and Retirement Plans
Audited Financial Statements and Supplemental Schedule
As of December 31, 2024 and 2023 and for the year ended December 31, 2024

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Acuity Inc. Selected 401(k) and Retirement Plans
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Acuity Brands, Inc. 401(k) Plan, the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees and the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (the Plans) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plans are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024 and schedule of delinquent participant contributions for the year ended December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plans’ management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including their form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plans’ auditor since 2012.

Jacksonville, Florida
June 25, 2025

Acuity Inc. Selected 401(k) and Retirement Plans
Statements of Net Assets Available for Benefits
As of December 31, 2024

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Assets:
Plan interest in Acuity DC Trust	$513,578,312	$15,917,756	$20,360,749
Receivables:
Employer contributions	879,507	—	4,885
Participant contributions	1,349,385	17,767	8,922
Total receivables	2,228,892	17,767	13,807
Notes receivable from participants	5,429,672	745,174	250,638
Total assets	521,236,876	16,680,697	20,625,194
Liabilities:
Accrued expenses	89,401	2,861	3,538
Total liabilities	89,401	2,861	3,538
Net assets available for benefits	$521,147,475	$16,677,836	$20,621,656
The accompanying notes are an integral part of these financial statements.

Acuity Inc. Selected 401(k) and Retirement Plans
Statements of Net Assets Available for Benefits
As of December 31, 2023

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Assets:
Plan interest in Acuity DC Trust	$454,066,600	$14,149,057	$18,251,735
Receivables:
Employer contributions	428,778	6,109	5,108
Participant contributions	147,556	18,917	8,979
Total receivables	576,334	25,026	14,087
Notes receivable from participants	4,285,914	639,585	278,029
Total assets	458,928,848	14,813,668	18,543,851
Liabilities:
Accrued expenses	86,693	2,800	3,507
Total liabilities	86,693	2,800	3,507
Net assets available for benefits	$458,842,155	$14,810,868	$18,540,344
The accompanying notes are an integral part of these financial statements.

Acuity Inc. Selected 401(k) and Retirement Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2024

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Additions to net assets:
Net investment gain from Acuity DC Trust	$63,628,098	$1,664,676	$2,164,163
Interest income on notes receivable	370,153	53,116	20,060
Contributions:
Participant	24,462,740	819,009	440,237
Employer	9,147,196	188,852	250,259
Rollover	4,732,794	81,734	—
Total additions	102,340,981	2,807,387	2,874,719
Deductions from net assets:
Benefit payments	39,816,173	844,537	766,546
Expenses	296,729	35,479	10,023
Total deductions	40,112,902	880,016	776,569
Net increase before transfers	62,228,079	1,927,371	2,098,150
Plan transfers in (out), net	77,241	(60,403)	(16,838)
Net increase	62,305,320	1,866,968	2,081,312
Net assets available for benefits:
Beginning of year	458,842,155	14,810,868	18,540,344
End of year	$521,147,475	$16,677,836	$20,621,656
The accompanying notes are an integral part of these financial statements.

Acuity Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Note 1 — Description of the Plans
General
The financial positions and changes in net assets of the Acuity Brands, Inc. 401(k) Plan (the "ABI Plan"), the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees (the "ABL Plan"), and the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (the "Holophane Plan") (collectively, the "Plans") are included in the accompanying financial statements. The investment assets of the Plans are included in the Acuity Brands, Inc. Defined Contribution Plans Master Trust (the "Acuity DC Trust"). The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Refer to the respective plan agreement for additional information about the Plans' eligibility, funding, allocation, vesting, and benefit provisions.
Eligibility and Forfeitures
Each of the Plans is a defined contribution plan. The Plans cover substantially all U.S. salaried, commissioned, and union and non-union hourly employees of Acuity Inc. (formerly known as Acuity Brands, Inc.) and its subsidiaries ("Acuity," "we," "our," "us," or the "Company"). Employees of certain unions who have elected not to participate in such Plans are not eligible to participate. Employees may immediately participate upon attaining the age requirement of each respective plan.
The Plans provide that forfeitures of Company contributions may be used to pay plan administrative expenses or reduce future Company contributions. Forfeited nonvested accounts totaled $386,131 and $244,507 at December 31, 2024 and 2023, respectively. Employer contributions were reduced by forfeited nonvested accounts of $761,952 for the year ended December 31, 2024. No plan expenses were paid using forfeited nonvested accounts during the year ended December 31, 2024.
In the event of the cessation of operation of a plant or the discontinuance of a component of our business, plan participants identified for separation from the Company shall automatically become fully vested in employer contributions upon termination.
Administration
Administration of the Plans is the responsibility of our Investment Committee, members of which are designated by the President and Chief Executive Officer of the Company. Certain administrative expenses of the Plans were paid by the Company during the year ended December 31, 2024. The Investment Committee determines the appropriateness of the Plans' investment offerings and monitors investment performance.
Notes Receivable from Participants
Participant loans are reflected as notes receivable from participants on the Statements of Net Assets Available for Benefits. Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the participant's highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Participants within the ABI Plan and the ABL Plan may have up to two outstanding general-purpose loans during a calendar year. Participants within the Holophane Plan may have outstanding one general-purpose loan and one residential loan issued for the purchase of a primary residence during a calendar year. The loan interest rate is a fixed rate at the time the loan is taken out. The interest rate is set at one percent above the prime rate, as defined per the plan.
Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years, and residential loans must be repaid within ten years.
Loan repayments may be suspended at our discretion for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the remaining initial loan repayment period.

Acuity Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Plan Termination
Although we intend for the Plans to be permanent, the Plan agreements provide us the right to discontinue contributions or to terminate the Plans at any time subject to the provisions of ERISA. In the event of a plan termination, participants shall be 100% vested in the balance of their accounts and their proportionate share of any future adjustments or forfeitures.
Parties-In-Interest and Related-Party Transactions
As of December 31, 2024 and 2023, the percentage of the Plans' net assets invested in the Acuity stock fund was 2.1% and 1.7%, respectively. As described in Note 2 — Summary of Accounting Policies of the Notes to Financial Statements, the Plans paid certain expenses related to plan operations and investment activity to various service providers. The Plans also have outstanding notes receivable from participants. These transactions are party-in-interest transactions under ERISA.
Vesting
Participants are vested immediately in their contributions and the related earnings. Participants in the ABI Plan and the ABL Plan vest in employer contributions to their accounts ratably over a five-year service period. Participants in the Holophane Plan vest in our contributions to their accounts immediately upon the third anniversary of their hire date.
Payments of Benefits
On termination of service due to death, disability, or retirement, participants may elect to receive either a lump sum amount equal to the value of the vested interest in their accounts or annual installments over a ten-year period. For termination of service for other reasons, participants may receive the value of the vested interest in their accounts as a lump-sum distribution.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and our matching contributions, as well as the applicable portion of net earnings/losses generated by the investment fund(s) selected by the participant. Net earnings/losses for each investment fund consist of both realized and unrealized gross earnings/losses, which are adjusted to incorporate fund management expenses specific to each investment fund. Additionally, participants are charged a quarterly administrative recordkeeping fee. We directly pay certain expenses of maintaining the Plans, which are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account. Participants are entitled to the benefits that can be provided from their vested accounts.
Contributions
The basis for determining Company contributions is outlined in the following table:

Plan Name	Employer Contributions
ABI Plan	Matching contribution of 60% up to 6% of participant compensation contributed. New hires are automatically enrolled at 3% contribution to the plan.
ABL Plan	Teamsters Local Union 673, IBEW Local 1245, IBEW Local 953, and non-union hourly associates have a matching contribution of 60% up to 6% of participant compensation contributed.
IBEW Local 481 associates have a matching contribution of 100% up to 3% of participant compensation contributed.
IBEW Local 613, IBEW Local 1048, and Teamsters Local Union 728 associates participating in the plan do not receive a matching contribution.
Holophane Plan	USW Local Nos. 4, 105, and 525 - Participating associates hired prior to August 5, 2002 receive an employer matching contribution of 30% up to 6% of compensation contributed, plus an additional basic employer contribution of 5% of annual compensation. Participating associates hired on or after August 5, 2002 receive an employer matching contribution of 60% up to 6% of compensation contributed.

Acuity Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Under all of the Plans, participants are able to contribute up to 100% of their compensation. Participants direct the investment of their contributions into various investment options offered by the Plans. Additionally, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Participants may make traditional or Roth contributions in the Plans. Contributions are subject to certain Internal Revenue Service ("IRS") limitations.
Plan Amendments
Effective January 1, 2024, all of the Plans were amended to increase the automatic distribution dollar limit that may be rolled into an IRA from $5,000 to $7,000.
Note 2 — Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").
Investments
The investments in the Acuity DC Trust are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Fund assets are allocated to selected independent investment managers to invest under these guidelines.
Investments of the Acuity DC Trust are stated at fair value, except for fully benefit-responsive investment contracts, which are recorded at contract value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Contract value of a fully benefit-responsive investment contract is defined as the amount participants would receive if they were to initiate transactions under the terms of the ongoing plan. Refer to Note 3 — Acuity DC Trust and Note 5 — Fair Value Measurements of the Notes to the Financial Statements for further discussion.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date. Net investment gain from Acuity DC Trust includes the Plans' gains and losses on investments bought and sold as well as held during the year.
The Acuity DC Trust holds investments in the Invesco Stable Value Fund, which holds synthetic guaranteed investment contracts ("synthetic GICs") and a diversified portfolio of investments, including units of collective trust funds held in the name of the Acuity DC Trust. Refer to Note 4 — Stable Value Fund of the Notes to the Financial Statements for further discussion.
Notes Receivable from Participants
The notes receivable from participants represent participant loans, which are carried at principal amounts outstanding plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expense and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 and 2023. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Acuity Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Contributions
Contributions to the Plans from participants, and when applicable, from the Company are recorded in the period that payroll deductions are made from Plan participants.
Payments
Benefit payments are recorded when paid.
Expenses
Investment-related expenses are included within Net investment gain from Acuity DC Trust on the Statements of Changes in Net Assets Available for Benefits. Additionally, participants are charged a quarterly administrative recordkeeping fee, which is included within Expenses on the Statements of Changes in Net Assets Available for Benefits. Certain investment funds provide for a revenue sharing arrangement with the Plans that provides for a portion of the fund expenses to be credited to the Plans to pay for certain administrative expenses that are incurred by the Plans. The Company directly pays certain expenses of maintaining the Plans, which are excluded from these financial statements. Fees related to the administration of notes receivable from participants and certain administrative fees are charged directly to the participant's account and are included in expenses.
Note 3 — Acuity DC Trust
The Acuity DC Trust is a collective investment of the assets of our participating employee benefit plans. Trust assets are allocated among participating plans by assigning to each plan certain transactions (primarily contributions and benefit payments that can be specifically identified and distributed among all plans) in proportion to the fair value of the assets assigned to each plan, as well as income and expenses resulting from the collective investment of the Trust assets. For the year ended December 31, 2024, total interest income, dividend income, and net appreciation in investments were $1,274,892, $13,788,032, and $52,394,013, respectively. The fair values of the net assets of the Acuity DC Trust and each plan's interest in those assets as of December 31, 2024 and 2023 are presented below:

		Plan’s Interest in Master Trust Balances
	2024	Plan	Plan	Plan
	Master Trust Balances	No. 033	No. 067	No. 070
Mutual funds	$238,564,816	$222,519,917	$4,936,411	$11,108,488
Self-directed brokerage accounts	53,351,894	52,973,045	—	378,849
Acuity stock fund	11,854,007	11,128,543	191,572	533,892
Common/collective trusts	205,848,129	193,956,586	9,023,569	2,867,974
Total investments at fair value	509,618,846	480,578,091	14,151,552	14,889,203
Unallocated cash	157,242	43,071	114,171	—
Accrued income and pending trades	3,414	1,535	1,834	45
Acuity DC Trust at fair value	509,779,502	480,622,697	14,267,557	14,889,248
Invesco Stable Value Fund at contract value	40,077,315	32,955,615	1,650,199	5,471,501
Plan interest in Acuity DC Trust	$549,856,817	$513,578,312	$15,917,756	$20,360,749

Acuity Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

		Plan’s Interest in Master Trust Balances
	2023	Plan	Plan	Plan
	Master Trust Balances	No. 033	No. 067	No. 070
Mutual funds	$210,464,069	$196,327,169	$4,342,287	$9,794,613
Self-directed brokerage accounts	45,187,168	44,801,117	—	386,051
Acuity stock fund	8,512,727	7,991,923	148,652	372,152
Common/collective trusts	180,579,773	170,187,607	8,061,509	2,330,657
Total investments at fair value	444,743,737	419,307,816	12,552,448	12,883,473
Accrued income and pending trades	3,663	2,091	1,448	124
Acuity DC Trust at fair value	444,747,400	419,309,907	12,553,896	12,883,597
Invesco Stable Value Fund at contract value	41,719,992	34,756,693	1,595,161	5,368,138
Plan interest in Acuity DC Trust	$486,467,392	$454,066,600	$14,149,057	$18,251,735
Note 4 — Stable Value Fund
The Acuity DC Trust holds investments in the Invesco Stable Value Fund, which holds synthetic guaranteed investment contracts ("synthetic GICs") and a diversified portfolio of investments, including units of collective trust funds held in the name of the Acuity DC Trust. The synthetic GICs have features that provide for variable interest crediting rates that are credited to the contract value of the contracts' underlying holdings. The investments in synthetic GICs are deemed to be fully benefit-responsive and are recorded at contract value.
Contract value represents contributions made under the contract plus earnings less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer of all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis depending on the performance of the underlying investments being managed. The crediting interest rate will not be less than 0%.
Certain events limit the ability of the Plans to transact at contract value with the issuers. These events include, but are not limited to, the following: (1) amendments to the Plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuers, (2) bankruptcy of the Plans' sponsor or other events that would cause a significant withdrawal from the Plans, or (3) the failure of the Acuity DC Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. We do not believe that the occurrence of any event limiting the Plans' ability to transact at contract value with the issuers has occurred or is probable.

The following are the contract values of the synthetic GICs in the Invesco Stable Value Fund:

Contract Issuer	2024 Contract Value	Contract Issuer	2023 Contract Value
Synthetic GICs:		Synthetic GICs:
Mass Mutual	$5,221,466	Mass Mutual	$5,434,505
Nationwide Life Insurance	6,664,897	Nationwide Life Insurance	6,933,891
Pacific Life Insurance	6,774,262	Pacific Life Insurance	7,056,791
Prudential Insurance	6,634,732	Prudential Insurance	6,903,283
Transamerica	7,510,362	Transamerica	7,813,732
Voya	6,359,400	Voya	6,613,553
Subtotal	39,165,119	Subtotal	40,755,755
Cash	912,196	Cash	964,237
Total	$40,077,315	Total	$41,719,992
Note 5 — Fair Value Measurements
In accordance with Accounting Standards Codification Topic 820, Fair Value Measurement ("ASC 820"), fair value measurements are determined using an exit price based on the assumptions a market participant would use in pricing an asset or liability. ASC 820 establishes a three-tiered hierarchy making a distinction between market

Acuity Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (iii) unobservable inputs that reflect the Plans' best estimate of what market participants would use in pricing an asset or liability including consideration of the risk inherent in the valuation technique and the risk inherent in the inputs to the model (Level 3).
Level 1 (Quoted market prices in active markets for identical assets)
Mutual Funds - valued using the net asset value ("NAV") of shares held at year end as reported by the fund. Mutual funds held by the Acuity DC Trust are open-end mutual funds that are registered with the Securities and Exchange Commission.
Self-Directed Brokerage Accounts - valued at the closing price reported by the fund or in the market where such investments are primarily traded.
Acuity Stock Fund - valued at the last sales price in the market where such securities are primarily traded. If the last sales price is not available, the security is generally valued at the closing bid price obtained from the primary exchange.
Our unallocated cash and cash equivalents, which are required to be carried at fair market value and measured on a recurring basis, were $157,242 as of December 31, 2024. We had no unallocated cash and cash equivalents outstanding as of December 31, 2023.
Assets Excluded from Fair Value Hierarchy
The common/collective trusts held by the Acuity DC Trust are valued using the NAV provided by the trustee, which are based on the fair value of the underlying investments held by a fund less its liabilities. The common/collective trusts NAVs are used as a practical expedient to estimate fair value since it is not probable that the funds will sell the investment for an amount different than the reported NAV. There are currently no redemption restrictions or unfunded commitments on these investments. Generally, redemptions of the fund units for investments in this category may be made each business day, based upon a transaction price per unit that is substantially equivalent to net asset value per share as of the close of the previous business day.
The following table presents information about the Acuity DC Trust's investments that are carried at fair value as of December 31, 2024 and 2023:

	Fair Value Measurements as of:
	December 31, 2024		December 31, 2023
	Total Fair Value	Level 1	Total Fair Value	Level 1
Mutual funds	$238,564,816	$238,564,816	$210,464,069	$210,464,069
Acuity stock fund	11,854,007	11,854,007	8,512,727	8,512,727
Self-directed brokerage accounts	53,351,894	53,351,894	45,187,168	45,187,168
Common/collective trust	205,848,129	N/A	180,579,773	N/A
Total investments at fair value	$509,618,846		$444,743,737

No transfers between the levels of the fair value hierarchy occurred during the plan years presented. In the event of a transfer in or out of a level within the fair value hierarchy, the transfers would be recognized as of the end of the plan year.

Acuity Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Note 6 — Income Tax Status
The ABI Plan, ABL Plan, and Holophane Plan obtained their latest determination letters on August 12, 2013, July 10, 2013, and May 29, 2014, respectively, in which the IRS stated these plans are qualified under Section 401(a) of the Internal Revenue Code ("IRC"). The Plans have been amended since requesting the latest determination letters, and the plan administrator believes the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC. Thus, the Plans and related trust continue to be tax-exempt. Therefore, no provision for income taxes is included in these financial statements.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plans. The financial statement impact of a tax position is recognized when the position is more likely than not, based on its technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 7 — Benefits Payable
The following Plans had benefit payments that were approved for payment prior to December 31 but were not paid until subsequent to December 31:

Plan No.	Plan Name	2024	2023
033	Acuity Brands, Inc. 401(k) Plan	$43,071	$5
067	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	114,171	—
These benefit payments represent a reconciling item between the financial statements and Form 5500.
Note 8 — Risks and Uncertainties
The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 9 — Non-Exempt Transactions
During the year ended December 31, 2024, employee contributions and loan repayments totaling $144,607 to the ABI Plan, $21,249 to the ABL Plan, and $10,479 to the Holophane Plan were not remitted within the appropriate time period. These transactions constitute non-exempt party-in-interest transactions or prohibited transactions as defined by ERISA.

Acuity Brands, Inc.
Selected 401(k) and Retirement Plans
Schedule H, Line 4a
Schedule of Delinquent Participant Contributions
December 31, 2024

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
	Check here if late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
☑	Acuity Brands, Inc. 401(k) Plan	$144,607	$—	$—	$—
☑	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	21,249	—	—	—
☑	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	10,479	—	—	—

Acuity Inc.
Selected 401(k) and Retirement Plans
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2024

Plan Name	Plan No.	EIN #	Identity of Issue *	Description of Investment Varying Maturity Dates and Interest Rates Ranging from:	Cost	Current Value
Acuity Brands, Inc. 401(k) Plan	033	58-2632672	Participant Loans	4.25% to 9.50% (various maturity dates)	$—	$5,429,672
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	067	58-2632672	Participant Loans	4.25% to 9.50% (various maturity dates)	—	745,174
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	070	58-2632672	Participant Loans	4.25% to 9.50% (various maturity dates)	—	250,638
___________________________________________
*Represents a party-in-interest as defined by ERISA

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of BDO USA, P.C.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 25, 2025

Acuity Brands, Inc. 401(k) Plan
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

By:	Acuity Inc.
Plan Administrator

By:	/s/ Neil M. Ashe
Name:	Neil M. Ashe
Title:	Chairman, President and Chief Executive Officer